May 23, 2012

VIA EDGAR AND COURIER

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    D.E MASTER BLENDERS 1753 B.V.

Dear Mr. Schwall:

D.E MASTER BLENDERS 1753 B.V. (“D.E MASTER BLENDERS”), a wholly-owned subsidiary of Sara Lee Corporation (“Sara Lee”), currently expects, subject to the approval of the board of directors of Sara Lee, that certain individuals will be appointed to the D.E MASTER BLENDERS board of directors as non-executive directors in connection with the separation of D.E MASTER BLENDERS from Sara Lee. In the interest of time, we are providing the Staff with a copy of our proposed hand mark-up of the Registration Statement on Form F-1 of D.E MASTER BLENDERS (File No. 333-179839) (the “Registration Statement”) to provide disclosure relating to these new directors, should they be appointed as currently anticipated. This disclosure would be made in the final amendment to the Registration Statement, which we expect would be filed very shortly before we would request that the effectiveness of the Registration Statement be accelerated. We are also providing the Staff with copies of the Form Of Consent to Be Named in the Registration Statement, signed copies of which would be filed with the final amendment to the Registration Statement for each proposed new director, if appointed as currently anticipated. For the convenience of the Staff, we have also sent to you paper copies of this letter, the hand mark-up of the Registration Statement and the Form Of Consent to Be Named.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission
Norman von Holtzendorff

D.E MASTER BLENDERS 1753 B.V.
Onno van Klinken

Skadden, Arps, Slate, Meagher & Flom LLP
Rodd M. Schreiber